Filed by SpectraSite, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                  1933 and Deemed Filed under Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                              Subject Company: SpectraSite, Inc.
                                                   Commission File No. 001-31769




                           FREQUENTLY ASKED QUESTIONS


PLEASE NOTE THAT WE HAVE RECEIVED NUMEROUS INTEGRATION QUESTIONS CONCERNING ISSUES THAT WE ARE UNABLE TO ANSWER AT THIS TIME. MANY OF THEM WILL BE DECIDED UPON DURING THE MERGER INTEGRATION PROCESS OVER THE COMING MONTHS. ANSWERS TO THESE QUESTIONS WILL BE FORTHCOMING AT THE APPROPRIATE TIME AS THE INTEGRATION TEAMS CARRY OUT THEIR WORK. ANY OFFICIAL DECISIONS THAT ARE MADE WILL BE COMMUNICATED JOINTLY BY DALE CAREY (SPECTRASITE), AND STEVEN MOSKOWITZ (AMERICAN TOWER), AFTER THE INTEGRATION TEAM HAS APPROVED THEM.


JUNE 13, 2005.


1. AFTER THE MERGER, WILL PAYCHECKS CONTINUE TO BE BI-WEEKLY, OR WILL IT CHANGE TO MONTHLY?

We are currently anticipating paychecks to continue bi-weekly.



2. DO THE EMPLOYEES AT AMERICAN TOWER ALSO HAVE TO SIGN AN ETHICS POLICY?

American Tower also has a Code of Conduct which can be found on their website. Employees of American Tower have comparable requirements with respect to ethics compliance.



3. IF YOU ARE ASKED TO STAY PAST THE CLOSE AND 90-DAY PERIOD, IT WAS STATED THAT FOR THE NEXT 12 MONTHS BENEFITS WOULD BE COMPARABLE TO WHAT WE HAD PREVIOUSLY WILL TUITION REIMBURSEMENT STILL BE A PART OF THE BENEFITS PACKAGE FOR THOSE 12 MONTHS?

The merger agreement requires that benefits provided after the closing be substantially similar in the aggregate to those provided presently. This means that although the entire package of benefits received after the merger must be comparable to the present package, American Tower is not required to continue any particular benefit, such as tuition reimbursement. The integration teams will be reviewing the tuition reimbursement program and information will be provided in the future.


4. WILL AMERICAN TOWER CONTINUE THE SPECTRASITE TRADITION OF CELEBRATING DIVERSITY THROUGH COMPANY-WIDE RECOGNITION OF EVENTS SUCH AS GAY AND LESBIAN PRIDE MONTH, BLACK HISTORY MONTH, HISPANIC HERITAGE MONTH, ETC.?

The integration team will be reviewing the diversity program and making a recommendation as to which programs are appropriate to continue after the closing of the merger.


5. ASSUMING WE ARE TO BE HIRED BY AMERICAN TOWER, WILL OUR TIME WITH SSI COUNT AS TIME SERVED AT AMERICAN TOWER?

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Years of service with SpectraSite will count for vesting and participation purposes under the post merger benefit plans and programs.


6. WHY KEEP THE AMERICAN TOWER NAME FOR THE COMBINED COMPANY? WHY NOT REBRAND THE FIRM? I'D LIKE TO SUGGEST "AMERISITE."

There are no plans to change the American Tower name at this time.


7. WILL WE STILL BE DOING THE 360 REVIEWS FOR OUR MANGERS/DIRECTORS? IT MAY BE HELPFUL FOR THE INTEGRATION TEAM IN DECIDING WHO TO KEEP.

We have completed our 360 review process and there are no plans to conduct additional 360 reviews prior to the closing of the merger.


8. SPECTRASITE IS GENEROUS WITH ITS SALARY AND QUARTERLY BONUSES, AND SOME SUPPORT STAFF RECEIVE BONUSES AS WELL. DOES AMERICAN TOWER HAVE A BONUS PLAN SIMILAR TO THE ONE THAT SPECTRASITE HAS IN PLACE? DOES AMERICAN TOWER PROVIDE BONUSES TO SUPPORT STAFF? TO THE ADMINISTRATIVE SUPPORT STAFF? IS THIS AN ITEM THAT CAN BE NEGOTIATED DURING THE TRANSITION (BY THE MANAGEMENT OR THE EMPLOYEE WHO IS ASKED TO STAY)?

Recommendations for future compensation programs will be provided by the integration team for American Tower's review and implementation.


9. IF WE ARE COMMITTED TO EXTENDED SERVICE PLANS FOR WORKED RELATED TELECOMMUNICATIONS DEVICES SUCH AS CELL PHONES, PAGERS, DATA CARDS, OR BLACKBERRIES AND WE ARE TERMINATED PRIOR TO THE END OF THESE SERVICE PLANS, WILL SPECTRASITE REIMBURSE US FOR THE REMAINING SERVICE COMMITMENTS GIVEN THAT WE WILL NO LONGER REQUIRE THESE DEVICES?

This issue will be addressed and resolved by the integration team, and more information will be provided as it becomes available.



10. IF WE ARE ON MATERNITY OR MEDICAL LEAVE AT THE TIME OF CLOSE, WILL YOU INFORM US OF OUR STATUS THROUGH THE MAIL?

Employees who are on a medical leave of absence and impacted by the merger will be notified both in writing and via telephone as to their status.



11. WHAT EVENTS WOULD HAVE TO OCCUR FOR THIS MERGER NOT TO OCCUR?

There are many uncertainties that exist as well as conditions that are required to be met before the merger will close. Many of these uncertainties and closing conditions are outside the control of SpectraSite and American Tower including, among many others, (i) the completion of the merger is subject to certain SpectraSite and American Tower stockholder approval requirements, (ii) certain filings related to the proposed merger are subject to review by the United States Securities and Exchange Commission, and (iii) antitrust uncertainties exist as referenced in the response to the previous question.



12. AFTER THE BANKRUPTCY, I HAD SHARES OF STOCK THAT WERE CONVERTED TO WARRANTS, WHICH I HAVE NOT EXERCISED. IS THERE A DEADLINE PRIOR TO CLOSING TO EXERCISE THESE WARRANTS? HOW WILL THE WARRANTS BE HANDLED IN THE MERGER?

No, there is no deadline prior to the closing of the merger in which a holder must exercise warrants. The merger does not change the expiration date set forth in the warrant agreement. As of the effective time of the merger, the outstanding warrants to purchase shares of SpectraSite common stock will remain outstanding after the effective time of the merger and be exercisable in accordance with the terms of the SpectraSite warrants. As a result of the merger, each SpectraSite warrant (i) will be exercisable for that number of shares of American Tower Class A common stock equal to the aggregate shares of SpectraSite common stock subject to such SpectraSite warrant multiplied by 3.575, and (ii) will be exercisable at an exercise price equal to the current exercise price of such SpectraSite warrant divided by 3.575. You will receive more information about the handling of your warrants after the merger is completed.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this FAQ regarding the proposed merger between American Tower and SpectraSite, the expected timing of related transactions and the expected timetable for completing the merger constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower's and SpectraSite's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite stockholders to approve the transaction; and the ability of American Tower to successfully integrate SpectraSite's operations and employees. Additional factors that may affect future results are contained in American Tower's and SpectraSite's filings with the Securities and Exchange Commission ("SEC"), including each company's Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC's website www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this FAQ.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, on May 27, 2005, American Tower filed with the SEC a preliminary Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite may obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC's website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

PARTICIPANTS IN SOLICITATION

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite stockholders in respect of the proposed transaction. Information regarding American Tower's participants is available in American Tower's Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite's participants is available in SpectraSite's Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such participants is included in the Registration Statement containing the Joint Proxy Statement/Prospectus filed with the SEC.